Exhibit 21.1

Subsidiaries and Affiliates of the Registrant

Arlo Technologies, Inc.
Arlo Technologies Australia Pty Ltd
Arlo Technologies Canada Limited
Arlo France SAS
Arlo Germany GmbH
Arlo Hong Kong Limited
Arlo Asia Limited
Arlo Technologies International Ltd
Arlo Taiwan Co. Ltd
Arlo Technologies UK Limited
Arlo Italy Srl
Arlo Technologies Services India Private Ltd
Avaak, Inc.
Placemeter Inc.
Placemeter France SAS